UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number 001-35870
CHARTER FINANCIAL CORPORATION
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(Exact name of registrant as specified in its charter)

1233 O.G. Skinner Drive
West Point, Georgia 31833
(706) 645-1391
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(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, par value $0.01 per share
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(Title of each class of securities covered by this Form)

None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None
Effective as of September 1, 2018, Charter Financial Corporation ("Charter") merged with and into CenterState Bank Corporation ("CenterState"), with CenterState as the surviving corporation. This Form 15 is being filed by CenterState as successor to Charter by merger.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Charter Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

CENTERSTATE BANK CORPORATION
as successor by merger to Charter Financial Corporation

Date:	September 4, 2018	By:	/s/ Jennifer L. Idell
Jennifer L. Idell
Executive Vice President and Chief Financial Officer